FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 5, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A.

First Quarter 2010 Results

Buenos Aires, May 5, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA) announces the results for the first quarter ended March 31, 2010.

Net income for 2010 first quarter was a P$180 million gain. In 2009 first quarter the Company recorded a negative net income of P$205 million.

Net income for 2010 quarter as compared to 2009 quarter is mainly attributable to:

- Increased operating income in the amount of P$477 million.

- Reduced losses of P$263 million from Financial and Holding Results.

- Higher losses of P$174 million from Other Expenses, net.

- Tax effects in the amount of P$180 million due to the variation in results.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Net sales increased P$147 million to P$951 million in 2010 quarter, mainly as a result of the improvement in oil and gas average sales prices in line with the recovery in international reference prices. This effect was partially offset by a 10.7% decrease in sales volumes of oil equivalent as a consequence of divestment of Lote X in Peru.

In 2010 quarter, daily sales volumes of oil equivalent decreased to 94.6 thousand barrels from 105.9 thousand barrels in 2009 quarter, in line with divestment of interest in Lote X in Peru in April 2009, which interest accounted for an average of 8.4 thousand barrels of oil per day in 2009 quarter, and, to a lesser extent, with the reduction in production levels resulting from the natural decline of mature fields in Argentina.

Crude oil sales increased 17.8% to P$716 million in 2010 quarter, due to the 32.7% improvement in average sales prices in line with international reference prices, partially offset by an 11.2% decline in sales volumes mainly attributable to divestment in Peru.

Gas sales rose 26.7% to P$218 million in 2010 quarter, mainly due to improved sales prices.

Gross profit increased P$106 million to P$373 million in 2010 quarter. The gross margin on sales rose to 39.2% in 2010 quarter from 33.2% in 2009 quarter, mainly attributable to the above mentioned improvement in average sales prices.

Refining and Distribution

Net sales of refined products increased P$284 million to P$1,595 million in 2010 quarter, mainly as a result of a rise in international reference prices and the partial recovery in sales prices for diesel oil and gasoline in the domestic market.

In 2010 quarter, domestic sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 342.6 thousand cubic meters, 180.7 thousand cubic meters, 150.7 thousand cubic meters and 183.2 thousand cubic meters, respectively.

In 2009 quarter, domestic sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 399.2 thousand cubic meters, 170.6 thousand cubic meters, 148.8 thousand cubic meters and 219.7 thousand cubic meters, respectively.

Gross profit (loss) accounted for a P$226 million gain in 2010 quarter compared to a P$34 million loss in 2009 quarter. Gross margin increased to 14.2% from -2.6%, mainly as a consequence of the above mentioned partial price increase.

In addition, other non-operating expense, net include a P$209 million loss to reflect an impairment charge on assets available for the sale of the Refining and Distribution business.

Petrochemicals

Net sales increased P$358 million to P$812 million in 2010 quarter, mainly due to a general improvement in sales prices in line with international reference prices and, to a lesser extent, a recovery in styrenics sales volumes.

Styrenics sales in Argentina rose P$176 million to P$336 million in 2010 quarter, primarily due to a 60% increase in sales volumes to 55.5 thousand tons in 2010 quarter and, to a lesser extent, a 35% improvement in average sales prices. Sales volumes in 2009 quarter were adversely affected by the international crisis.

Styrenics sales in Brazil increased P$252 million to P$486 million in 2010 quarter due to the combined effect of a 69.4% improvement in prices and a 22% rise in sales volumes to 69.3 thousand tons in 2010 quarter, basically attributable to increased domestic demand.

In 2010 quarter, the fertilizers business was discontinued, which business accounted for sales revenues of P$23 million in 2010 quarter and P$60 million in 2009 quarter.

Gross profit increased P$70 million to P$165 million in 2010 quarter, primarily as a consequence of the above mentioned improvements in sales prices and, to a lesser extent, the increase in styrenics sales volumes. Gross margin on sales remained at approximately 20% in both quarters.

Other operating income (expense), net accounted for a P$23 million gain in 2010 quarter, compared to a P$10 million loss in 2009 quarter. This variation is primarily attributable to higher income from Fundopem, in Brazil, that accounted for P$26 million and P$6 million gains in 2010 and 2009 quarters, respectively. In addition, 2009 quarter was affected by a loss from under-absorption of fixed costs associated to plant shutdowns.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

Sales revenues rose P$95 million to P$323 million in 2010 quarter mainly as a result of increased liquid fuel sales revenues and, to a lesser extent, improved gas sales revenues. Liquid fuel sales revenues increased P$59 million to P$107 million in 2010 quarter, mainly due to a 105.9% rise in average sales prices attributable to the recovery in international prices which had been negatively impacted by the international crisis in 2009 quarter.

Gas sales revenues increased P$37 million to P$211 million in 2010 quarter, mainly due to a 28.7% rise in average sales prices, partially offset by a 6.1% reduction in sales volumes to 290 million cubic feet per day in 2010 quarter. The rise in gas sales prices is attributable to higher prices for sales to power plants and for gas sales to residential users at subsidized prices.

Gross profit (loss) for 2010 quarter reflected a P$30 million gain compared to a P$7 million loss in 2009 quarter mainly attributable to improved liquid fuel and gas average sales prices.

Electricity

Net sales for electricity generation increased P$40 million to P$240 million, mainly as a result of  energy deliveries by Genelba Plus Power Plant which started commercial operations in August 2009 and recorded total sales revenues of P$45 million. Energy sales by Genelba Plus Power Plant totaled 194 GWh in 2010 quarter at an average sales price of P$232 per MWh, a price higher than average market price as it is additional energy directed to supply large users within the framework of Energía Plus Program.

Net sales attributable to Genelba Power Plant decreased P$19 million to P$168 million in 2010 quarter, mainly due to a 9.8% reduction in energy sales to 1,346 GWh as a consequence of scheduled maintenance works in 2010 quarter. The average sales price was similar in both quarters.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex totaled P$27 million in 2010 quarter and P$13 million in 2009 quarter, mainly as a consequence of a 98.5% increase in energy sales totaling 199 GWh. The 2009 quarter was impacted by the official policy involving replenishment of water reserves in the Comahue basin. The average sales price improved 8.8% to P$135.7 per MWh in 2010 quarter.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 05/05/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney